April 27, 2011

VIA EDGAR AND FAX

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:  Laboratory Corporation of America Holdings
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed March 7, 2011
File Number 001-11353

Dear Mr. Reynolds:

We have reviewed the comments of the staff, as set forth in its letter dated April 15, 2011, with respect to the above-referenced filings.  Enclosed herewith are the staff’s comments followed by our responses on behalf of Laboratory Corporation of America Holdings (the “Company”).

Form 10-K filed March 1, 2011

Comment:

1.
We note the statement on page 47 that you were “in compliance with all covenants at December 31, 2010.”  Please revise future filings to provide approximate quantified disclosure of the degree to which you are in compliance with the covenants.  Please provide draft disclosure.

Mr. John Reynolds
April 27, 2011

Response:

The Company confirms that, in future filings, it will revise the description of its term loan facility and its revolving facility to provide approximate quantified disclosure of the degree to which the Company is in compliance with the covenants.

In particular, the Company plans to include the following disclosure in its Debt footnote as well as in Management’s Discussion and Analysis beginning in its March 31, 2011 Form 10-Q:

“The Term Loan Facility and Revolving Facility contain certain debt covenants which require that the Company maintain a leverage ratio of no more than 2.5 to 1.0 and an interest coverage ratio of at least 5.0 to 1.0.  Both ratios are calculated in relation to EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization).  The credit agreement allows payment of dividends provided that the Company is not in default (as defined in the agreement) and its leverage ratio is less than 2.0 to 1.0.  The Company was in compliance with all covenants as of March 31, 2011.  As of March 31, 2011, the leverage and interest coverage ratios were 1.8 to 1.0 and 15.9 to 1.0, respectively.”

Item 15. Exhibits and Financial Statement Schedules

Comment:

2.	We note that you have not included all of the exhibits and schedules to Exhibit 10.25. Please confirm that you will file a complete copy of this exhibit with your next Exchange Act periodic report.

Response:

The Company confirms it will file the Credit Agreement and the following schedules and exhibits in their entirety with its March 31, 2011 Form 10-Q as part of Exhibit 10.25.

SCHEDULES
Schedule 1.01(a)	- Existing Letters of Credit
Schedule 2.01	- Lenders and Commitments
Schedule 3.07	- Subsidiaries

EXHIBITS
Exhibit A	- Form of Administrative Questionnaire
Exhibit B	- Form of assignment and Acceptance
Exhibit C	- Form of Borrowing Request
Exhibit D-1	- Form of Competitive Bid Request
Exhibit D-2	- Form of Notice of Competitive Bid Request

Mr. John Reynolds
April 27, 2011

Exhibit D-3	- Form of Competitive Bid
Exhibit D-4	- Form of Competitive Bid Accept/Reject Letter
Exhibit E-1	- Form of Opinion of the Chief Legal Officer of the Borrower
Exhibit E-2	- Form of Opinion of Hogan & Hartson L. L. P.

Note 15. Commitments and Contingent Liabilities, page F-24

Comment:

3.
We note your description of several legal matters on page F-24 through F-26.  For any matters for which no amounts have been accrued and it is reasonably possible that a loss has been incurred or a loss in excess of amounts accrued has been incurred, please disclose in future filings an estimate of the loss or range of loss or state that an estimate cannot be made.  In your response, provide us with disclosure that you intend to include in future filings.  Refer to ASC 450-20-50-3 and 4.

Response:

In response to the staff’s comments, the Company will revise future disclosures, beginning with the Form 10-Q for the quarter ending March 31, 2011, as follows:

“The Company is involved in a number of judicial, regulatory, and arbitration proceedings (including those described below) concerning matters arising in connection with the conduct of the Company’s business activities.  Many of these proceedings are at preliminary stages, and many of these cases seek an indeterminate amount of damages.

The Company records an aggregate legal reserve, which is determined using actuarial calculations around historical loss rates and assessment of trends experienced in settlements and defense costs.  In accordance with ASC 450 “Contingencies”, the Company establishes reserves for judicial, regulatory, and arbitration matters outside the aggregate legal reserve if and when those matters present loss contingencies that are both probable and estimable and would exceed the aggregate legal reserve.  When loss contingencies are not both probable and estimable, the Company does not establish separate reserves.

Management is unable to estimate a range of reasonably possible loss for cases described below in which damages either have not been specified or, in Management’s judgment, are unsupported and/or exaggerated and (i) the proceedings are in early stages; (ii) there is uncertainty as to the outcome of pending appeals or motions; (iii) there are significant factual issues to be resolved; and/or (iv) there are novel legal issues to be presented.  For these cases, however, management does not believe, based on currently available information, that the outcomes of these proceedings will have a material adverse effect on the

Mr. John Reynolds
April 27, 2011

Company’s financial condition, though the outcomes could be material to the Company’s operating results for any particular period, depending, in part, upon the operating results for such period.”

The Company will include in the March 31, 2011 10-Q a discussion of specific matters referred to in the Form 10-K filed March 1, 2011 with the following additional information:

“California ex rel. Hunter Laboratories:  The complaint against the Company seeks refund of alleged overpayments made to the Company from November 7, 1995 through June 2009, plus simple interest of 7% per year, calculated as of the filing date to total $97.5 million.  In addition, the suit seeks continuing damages past June 2009 plus treble damages, civil penalties of $10,000 per each alleged false claim, recovery of costs, attorney’s fees, and legal expenses, and pre- and post-judgment interest.

Aetna Health Holdings, LLC and Aetna Health Management, LLC:  The Company has filed a motion to dismiss the complaint and the proceeding remains at a preliminary stage.”

The Metabolite and FTC matters have resolved in the Company’s favor and will be removed from future disclosures.

*     *     *     *     *

Furthermore, we acknowledge that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
April 27, 2011

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (336) 436-4602.

Very truly yours,

/s/ William B. Hayes

William B. Hayes
Executive Vice President –
Chief Financial Officer

cc:           Michael J. Silver, Hogan Lovells US L.L.P.
Jessica B. Good – PricewaterhouseCoopers L.L.P.